EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Earnings:
Net Income	$50,155	$47,630	$93,571	$93,438
Equity in loss (income) of unconsolidated entities	(329)	101	(686)	(27)
Income tax expense	618	457	1,269	745
Net income before equity in loss (income) of unconsolidated entities and income tax expense	50,444	48,188	94,154	94,156
Add:
Distribution of income from investments in unconsolidated entities	118	375	339	1,793
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	40,688	32,367	79,292	64,958
Deduct:
Capitalized interest	2,207	328	4,227	708
Total Earnings (A)	$89,043	$80,602	$169,558	$160,199
Fixed charges and preferred dividends:
Interest expense	$38,481	$32,039	$75,065	$64,250
Capitalized interest	2,207	328	4,227	708
Total Fixed Charges (B)	$40,688	$32,367	$79,292	$64,958
Preferred dividends, including redemption costs	922	—	1,844	—
Total Fixed Charges and Stock Dividends (C)	$41,610	$32,367	$81,136	$64,958

Ratio of Earnings to Fixed Charges (A/B)	2.2 x	2.5 x	2.1 x	2.5 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.1 x	2.5 x	2.1 x	2.5 x